UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 878518

as at October 6, 2008

TASEKO MINES LIMITED
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Russell E. Hallbauer
Director and Chief Executive Officer

Date: October 6, 2008

Print the name and title of the signing officer under his signature.

  1020 - 800 W Pender St.
Vancouver BC
Canada V6C 2V6
Tel 604 684 - 6365
Fax 604 684 - 8092
Toll Free 1 800 667 - 2114
www.tasekomines.com

TASEKO APPOINTS NEW CHIEF FINANCIAL OFFICER

October 6, 2008, Vancouver, BC - Taseko Mines Limited (TSX: TKO; AMEX: TGB) ("Taseko" or the "Company") is pleased to announce the appointment of Mr. Peter Mitchell as Chief Financial Officer of the Company effective September 15, 2008.

Mr. Mitchell is a graduate of the University of Western Ontario with a BA in Economics as well as the MBA program of the University of British Columbia. Mr. Mitchell is a Chartered Accountant and has worked as Senior Vice President and CFO of Crown Packaging Ltd., as well as Vice Chairman and CFO of Von Hoffmann Corporation of Saint Louis, Missouri. More recently, Mr. Mitchell has held leadership roles in the for-profit education sector as President of Florida Career College based in Fort Lauderdale, Florida and prior to that, as President and CEO of Vatterott Education Centers, Inc. in Saint Louis, Missouri.

Over the past decade, Mr. Mitchell has been extensively involved in leading and managing growth in private equity portfolio companies through acquisitions, integrations and greenfield initiatives as well as all related financing activities.

For further details on Taseko and its properties, please visit the Company's website at www.tasekomines.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

Russell Hallbauer
President and CEO

No regulatory authority accepts responsibility for the adequacy or accuracy of this release.